February 28, 2007

Via Facsimile 212.474.3700 and U.S. Mail

Andrew J. Foley, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

RE: **Shell Canada Limited**
       Schedule 14D-9F/Schedule 13E-3
       Filed by Shell Canada Limited
       Date Filed: February 8, 2007
       File No. 5-50218

Dear Mr. Foley:

We have reviewed your filings, and have the following comments. Because Shell
Canada has elected to satisfy certain of its disclosure obligations under Schedule 13E-3
by incorporating disclosure by reference from the Schedule 14D-9F, these comments
have been issued on the Directors' Circular portion of Shell Canada's filings. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why any comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9F

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

1.   We note that "The Board of Directors has unanimously concluded…the Offer is
       fair to Shareholders…" As stated in the Division of Corporation Finance's
       publicly available Excerpt of the November 2000 Current Issues Outline beneath
       the Rule 13e-3 guidance on our website, senior management of the issuer, such as
       officers and directors, is generally deemed to be affiliated with the issuer. These
       affiliates may own Common Shares of the issuer. Accordingly, please revise
       Shell Canada's fairness determination so that it is specifically directed to
       unaffiliated security holders.

2.   The Special Committee is not a filing person. Shell Canada must independently
       disclose their belief as to whether the transaction is substantively and procedurally

fair to the unaffiliated security holders. Please revise the fairness determination by Shell Canada to remove the implication its conclusion was only based on the Special Committee's findings. While Shell Canada may refer to the Special Committee's findings and conclusions as factors in support of its fairness determination, Shell Canada should make an unqualified determination as to the substantive and procedural fairness of the Rule 13e-3 transaction. *See* Item 1014(a) of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). *Refer also* to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

3. As cited above, the Board of Directors on behalf of the issuer must explicitly address the procedural fairness of the transaction to unaffiliated security holders. *See* Questions and Answers 5, 19 and 20 in Release No. 34-17719 (April 13, 1981). Please revise to disclose whether the Board believes the proposed transaction is procedurally fair despite the apparent absence of at least two of the safeguards identified in Item 1014(c)-(e) of Regulation M-A. *Refer* to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

4. Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. The Board must expand the fairness discussion in support of its fairness determination to specifically address the Item 1014(b) factors to the extent not already addressed. *See* Question and Answer 20, Exchange Act Release No. 17719 (April 13, 1981). If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, going concern value must be specifically addressed (and defined if necessary). Adoption of the analysis of another party is also permitted, but only to the extent such party expressly and satisfactorily addressed such factors. *See* Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

5. The Board's fairness determination, and each corresponding supporting analysis, needs to be revised to specifically address the impact the transaction may have on (1) unaffiliated security holders who tender into the tender offer and (2) unaffiliated security holders who retain their interest in the issuer. *See* Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

Closing Comments

        As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Again, please understand that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. If you have any questions, you may contact me at 202.551.3266

                                                Sincerely,

                                                Nicholas P. Panos
                                                Special Counsel
                                                Office of Mergers and
                                                Acquisitions